UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Mereo BioPharma Group plc
(Name of Issuer)

Ordinary Share, nominal value £0.003, represented by American Depository Share
(Title of Class of Securities)

589492107**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADS represents 5 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,815,676 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,815,676 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,676 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.52%
12		TYPE OF REPORTING PERSON OO

(1)	This total consists of: (i) 3,576,819 ordinary shares represented by American Depository Shares (the “Ordinary Shares”) of Mereo BioPharma Group plc (the “Issuer”) and (ii) 238,857 Ordinary Shares issuable upon the exercise of certain warrants granted in a private placement dated June 3, 2020 (the “Private Placement”), the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

CUSIP No. 589492107	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,769,594 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,769,594 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,769,594 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.40%
12		TYPE OF REPORTING PERSON IA

(1)	This total consists of: (i) 4,471,023 Ordinary Shares and (ii) 298,571 Ordinary Shares issuable upon the exercise of certain warrants granted in the Private Placement, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

CUSIP No. 589492107	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,063,345 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 6,063,345 (1)
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,345 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59%
12		TYPE OF REPORTING PERSON IA

(1)	This total consists of: (i) 5,683,787 Ordinary Shares and (ii) 379,558 Ordinary Shares issuable upon the exercise of certain warrants granted in the Private Placement, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

CUSIP No. 589492107	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer:

Mereo BioPharma Group plc

(b) Address of Issuer’s Principal Executive Offices:

4th Floor, One Cavendish Place

London, W1G 0QF, United Kingdom

Item 2.	(a) Name of Person Filing:

OrbiMed Capital GP VII LLC

OrbiMed Capital LLC

OrbiMed Advisors LLC

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities:

Ordinary Share, nominal value £0.003, represented by American Depository Share

(e) CUSIP No.:

589492107

CUSIP No. 589492107	SCHEDULE 13G	Page 6 of 9 Pages

Item 3.

OrbiMed Capital GP VII LLC (“GP VII”) is the general partner of OrbiMed Private Investments VII, LP. OrbiMed Advisors LLC (“Advisors”) and OrbiMed Capital LLC (“Capital”) are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E) and Advisors is the managing member of GP VII.

CUSIP No. 589492107	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2021 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The Reporting Persons are holding 9.99% of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class. Advisors and Capital exercise investment and voting power over the shares through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 589492107	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

OrbiMed Advisors LLC

By:	/s/Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member

OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member

OrbiMed Capital GP VII LLC By: OrbiMed Advisors LLC, its Managing Member

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC